Exhibit 99.1

Le Gaga Third Quarter FY 2013 Earnings Release May 28, 2013

HONG KONG, May 28, 2013 - Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), a leading greenhouse vegetable producer in China, today announced its financial results for the third fiscal quarter ended March 31, 2013.1

Highlights of the Quarter Ended March 31, 2013

•	Revenue increased by 65.8% to RMB235.7 million (US$38.0 million) for Q3 FY2013, compared to RMB142.2 million a year ago.[2]

•	Loss for the period was RMB0.9 million (US$0.1 million) for Q3 FY2013, compared to a loss of RMB3.9 million a year ago.

•

Adjusted profit for the period[3] (non-IFRS measure) increased by 54.0% to RMB90.7 million (US$14.6 million) for Q3 FY2013, compared to RMB58.9 million a year ago. A reconciliation of the adjusted profit for the period to profit for the period determined in accordance with IFRS is set forth in Appendix V.

•

Adjusted EBITDA[4] (non-IFRS measure) increased by 46.5% to RMB115.9 million (US$18.7 million) for Q3 FY2013, compared to RMB79.1 million a year ago. A reconciliation of the adjusted EBITDA to profit for the period determined in accordance with IFRS is set forth in Appendix VI.

[1]

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2108 to US$1.00, the effective noon buying rate as of March 29, 2013 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

[2]	The comparable period throughout this announcement is the three-month period ended March 31, 2012, unless otherwise noted.
[3]

Defined as profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.

[4]

Defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.

Le Gaga Third Quarter FY 2013 Earnings Release

May 28, 2013

•	Basic and diluted loss per share were RMB0.04 cents (0.01 US cents) for Q3 FY2013. Basic and diluted loss per ADS[5] were RMB2.00 cents (0.32 US cents) for Q3 FY2013.

•	Cash generated from operating activities decreased by 9.5% to RMB90.5 million (US$14.6 million) for Q3 FY2013, compared to RMB100.0 million a year ago.

•	Revenue-per-mu increased to RMB9,386 (US$1,511) for Q3 FY2013, compared to RMB7,205 a year ago.

•	Production output increased to 49,003 metric tons for Q3 FY2013, compared to 30,070 metric tons a year ago.

•

There was no significant change in our mix of products sold during the quarter as compared to last year. Solanaceous vegetables sold to third parties in the PRC mainland represented 87% of total revenue for Q3 FY2013, compared to 88% of total revenue a year ago.

•	Average selling price (ASP) of vegetables sold to third parties in the PRC mainland decreased by 2.8% to 4.58 RMB/kg for Q3 FY2013, compared to 4.72 RMB/kg a year ago.

•	Total arable land as of March 31, 2013 was 29,382 mu (1,959 hectare), representing an increase of 939 mu compared to December 31, 2012, and an increase of 4,319 mu compared to March 31, 2012.

•	Total greenhouse area as of March 31, 2013 was 11,042 mu (736 hectare), representing an increase of 432 mu compared to December 31, 2012 and an increase of 2,427 mu compared to March 31, 2012.

[5]	American depositary shares, which are traded on the NASDAQ Global Select Market, each represents 50 ordinary shares of the Company.

Le Gaga Third Quarter FY 2013 Earnings Release

May 28, 2013

Mr. Shing Yung Ma, the CEO of Le Gaga, commented, “December through April is the key harvest season for solanaceous products for our company. Prices rose steadily during the months of November, December and January, but where overall much lower than the previous year. As a result, we postponed much of our harvest to later in the season in anticipation of further increases in market prices after January. Prices reached a peak right before the Chinese New Year Holiday in February, but then dropped immediately afterwards. We believe that the lower market prices during the winter season as compared to the same period of last year were primarily due to the milder weather in South China, the absence of extreme weather in other parts of the country, and the overall slow down of the Chinese economy. Prices increased again starting the end of March and reached a season high in April due to heavy rains in South China. Although production volume and product quality were in line with our expectations, the lower market prices resulted in lower revenue than initially expected.

We continue to spend much effort to enhance our greenhouse production system. This includes upgrading existing greenhouses, constructing additional nursery greenhouses and expanding the soil-less production system for peppers and tomatoes at more of our existing greenhouses. Favorable weather allowed us to make progress on our greenhouse construction projects, as we added over 400 mu of greenhouses during the quarter. We have also added a substantial area of new arable land during the quarter in line with our land expansion plans.”

Mr. Auke Cnossen, the CFO of Le Gaga, added, “Despite lower market prices, we achieved higher average selling prices for solanaceous products compared to the same three-month period last year. This was partly as a result of better product quality, product mix and harvest timing and partly due to more spending on product packaging and shipping products further away to markets with better prices. This also resulted in higher packing and transportation costs as a percentage of revenue.

Our focus on high value products remains important because four of our major expenses, including labor, fertilizer, packing and transportation, are all directly correlated to production volume. Our cost of goods sold increased year over year as a result of higher direct material costs primarily due to higher seed costs for solanaceous products, higher labor cost as wage inflation outpaced the increase in selling prices, higher depreciation due to more greenhouse coverage, higher rental expenses as newly leased land with higher rents came into production during the quarter and higher overhead expenses.

A large negative net impact of biological assets fair value adjustment was recorded for the period. The large negative net impact was due to the solanaceous production cycle coming to an end and thus a decrease in area planted with high value solanaceous crops as well as lower expected volume in those greenhouses still planted with solanaceous products at the end of March as compared to the end of December. Our operating cash flow was lower compared to last year, despite higher revenue, primarily due to trade receivables balances.”

Le Gaga Third Quarter FY 2013 Earnings Release

May 28, 2013

Summary of Operating Data

	As of Mar 31, 2012	As of Dec 31, 2012	As of Mar 31, 2013
Arable land
- Operating land	20,013 mu	24,374 mu	24,913 mu
	(1,334 hectare)	(1,625 hectare)	(1,661 hectare)
- Land under construction or reserved (1)	5,050 mu	4,069 mu	4,469 mu
	(337 hectare)	(271 hectare)	(298 hectare)
- Total	25,063 mu	28,443 mu	29,382 mu
	(1,671 hectare)	(1,896 hectare)	(1,959 hectare)

Greenhouse area (2)
- Total	8,615 mu	10,610 mu	11,042 mu
	(574 hectare)	(707 hectare)	(736 hectare)

Greenhouse area as a percentage of
- Operating land	43.0%	43.5%	44.3%
- Total arable land	34.4%	37.3%	37.6%

	Three Months Ended March 31,		Nine Months Ended March 31,
	2012	2013	2012	2013
Total production output (metric tons)	30,070	49,003	102,600	98,232
Production yield (metric tons per mu)	1.5	2.0	5.0	4.3
Revenue-per-mu (RMB)	7,205	9,386	19,328	18,534

(1)	Land under construction or reserved includes (i) newly leased land which has not yet been put into production and is either under construction or in reserve for future development, and (ii) land which we plan to return and is not in operation.

As of March 31, 2013, we had 3,770 mu of newly leased land and 699 mu of land which we plan to return.

(2)	As of March 31, 2012, there were 450 mu bamboo-made greenhouses and 8,165 mu steel-made greenhouses.
As of December 31, 2012, there were 450 mu bamboo-made greenhouses and 10,160 mu steel-made greenhouses.
As of March 31, 2013, there were 450 mu bamboo-made greenhouses and 10,592 mu steel-made greenhouses.

Le Gaga Third Quarter FY 2013 Earnings Release

May 28, 2013

Financial Results for the Three Months Ended March 31, 2013

Revenue increased by 65.8% to RMB235.7 million (US$38.0 million) for Q3 FY2013, compared to RMB142.2 million a year ago. The increase in revenue was due to (1) an increase in revenue-per-mu as a result of more pronounced seasonality of our annual revenue and (2) an increase in our land area, greenhouse area and open field utilization. We further concentrated our harvesting activity during the months of December through April, when prices for solanaceous vegetables generally are highest. The more pronounced seasonality of our annual revenue resulted in an increase in revenue-per-mu to RMB9,386 (US$1,511) for Q3 FY2013, compared to RMB7,205 for the same period last year. We planted and harvested a substantially larger area of solanaceous vegetables compared to the previous year due to our increased greenhouse area. Mild weather allowed us to also increase the area and volume of leafy and cruciferous products harvested from open field production.

	Three Months Ended March 31,				Nine Months Ended March 31,
	2012		2013		2012		2013
	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)
PRC revenue[6]
Solanaceous	88%	4.96	87%	5.23	60%	4.63	67%	5.08
Leafy	5%	3.12	6%	2.12	24%	2.78	19%	3.02
Cruciferous	4%	3.34	5%	2.34	10%	2.90	10%	2.92
Others	0%	3.10	2%	4.88	1%	3.08	3%	4.42

Sub-total	97%	4.72	100%	4.58	95%	3.75	99%	4.20
Hong Kong revenue	3%		0%		5%		1%

Total	100%		100%		100%		100%

Market prices were markedly lower than last year due to the mild weather in South China, the absence of any extreme weather in other parts of the country, and the slow down of the Chinese economy. Despite lower market prices, we achieved higher average selling prices for solanaceous products, but significantly lower selling prices for leafy and cruciferous vegetables. The higher average selling prices for solanaceous products was a result of (1) a more favorable product mix within the solanaceous category, (2) better product quality, and (3) better harvest timing. The use of better packing materials as well as shipping to markets further away with better market prices, further increased our average selling prices for solanaceous products.

[6]	Defined as revenue from sales of respective products in the PRC mainland to external customers

Le Gaga Third Quarter FY 2013 Earnings Release

May 28, 2013

Cost of inventories sold increased by RMB74.8 million, or 60.9%, to RMB197.7 million (US$31.8 million) for Q3 FY2013, compared to RMB122.9 million a year ago.

Adjusted cost of inventories sold7 (non-IFRS measure) increased by RMB37.9 million, or 98.8%, to RMB76.3 million (US$12.3 million) for Q3 FY2013, compared to RMB38.4 million a year ago. Adjusted cost of inventories sold as a percentage of revenue increased from 27.0% for the three months ended March 31, 2012 to 32.4% for the three months ended March 31, 2013, primarily due to increased direct materials, labor, rental and overhead costs as well as higher depreciation charges, as a percentage of revenue.

A reconciliation of adjusted cost of inventories sold to cost of inventories sold determined in accordance with IFRS is set forth in Appendix IV.

	Three Months Ended March 31,			Nine Months Ended March 31,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
Biological assets fair value adjustment included in cost of inventories sold	(84,499)	(121,428)	(19,551)	(223,174)	(221,335)	(35,637)

Changes in fair value less costs to sell of biological assets	35,890	31,401	5,056	250,764	259,285	41,747

Net impact of biological assets fair value adjustment	(48,609)	(90,027)	(14,495)	27,590	37,950	6,110

The net impact of the biological assets fair value adjustment represents the net increase or decrease in gain from fair value less costs to sell of crops on our farmland at the end of the reporting period compared to the end of the immediately preceding reporting period.

A net loss of RMB90.0 million was recognized arising from biological assets fair value adjustment for Q3 FY2013, as compared to a net loss of RMB48.6 million recognized a year ago.

The net loss of RMB90.0 million for Q3 FY2013 primarily arose from the harvesting activities of solanaceous products. As we were approaching the end of the solanaceous products season and most solanaceous products had been harvested, we had lower expected volume on our farmland as well as lower planted area on March 31, 2013, when compared with that of December 31, 2012 (the immediately preceding reporting period end), resulting in a negative net impact.

[7]	Defined as cost of inventories sold before biological assets fair value adjustment

Le Gaga Third Quarter FY 2013 Earnings Release

May 28, 2013

The larger negative net impact for Q3 FY2013 compared to that of a year ago was primarily due to more solanaceous products harvested during Q3 FY2013, as a result of more pronounced seasonality.

Our packing expenses increased by RMB9.6 million, or 90.2%, to RMB20.3 million (US$3.3 million) for Q3 FY2013, compared to RMB10.7 million a year ago, primarily due to an increase of RMB10.3 million in packing materials consumed, as a result of (1) the increased production volume of solanaceous products, which require more packaging compared to leafy and cruciferous products, (2) our effort to enhance our brand awareness, (3) better packaging used to enhance the selling price, and (4) more long-distance transportations, which requires better packaging.

Our land preparation costs increased by RMB2.9 million, or 26.2%, to RMB14.0 million (US$2.3 million) for Q3 FY2013, compared to RMB11.1 million a year ago, which was primarily due to an increase in greenhouse coverage which increased the unit land preparation cost.

Our selling and distribution expenses increased by RMB10.4 million, or 114.1%, to RMB19.6 million (US$3.2 million) for Q3 FY2013, compared to RMB9.2 million a year ago, which was primarily due to the increase of RMB10.6 million in transportation costs, in line with the increase in our revenue and more long-distance transportations.

Our administrative expenses decreased by RMB5.5 million, or 36.5%, to RMB9.5 million (US$1.5 million) for Q3 FY2013, compared to RMB15.0 million a year ago, primarily due to a decrease of RMB4.2 million in equity-settled share-based compensation.

As a result of the foregoing factors, loss for Q3 FY2013 was RMB0.9 million (US$0.1 million), compared to a loss of RMB3.9 million a year ago.

Adjusted profit for the period increased by 54.0% to RMB90.7 million (US$14.6 million) for Q3 FY2013, compared to RMB58.9 million a year ago.

Basic and diluted loss per share were RMB0.04 cents (0.01 US cents) for Q3 FY2013. Basic and diluted loss per ADS were RMB2.00 cents (0.32 US cents) for Q3 FY2013.

Our operating cash inflow decreased by RMB9.5 million, or 9.5%, to RMB90.5 million (US$14.6 million) for Q3 FY2013, compared to RMB100.0 million a year ago. Even though sales were high for Q3 FY2013, operating cash flow was impacted by an increase in trade receivables balances from December 31, 2012 to March 31, 2013 due to low sales in December and much higher sales in February and March. In contrast, trade receivables balances decreased from December 31, 2011 to March 31, 2012 due to very high sales in December 2011 and lower sales in March 2012. Furthermore, cash paid for our cost of revenue and operating expenses increased compared to last year.

Le Gaga Third Quarter FY 2013 Earnings Release

May 28, 2013

Cash used in investing activities increased by RMB38.9 million, or 57.9%, to RMB106.0 million (US$17.1 million) for Q3 FY2013, compared to RMB67.1 million a year ago. The net cash outflow of RMB106.0 million for Q3 FY2013 was primarily due to our payment for construction in progress and prepayments for construction works totalling RMB130.1 million, which consisted of (1) payment for construction of greenhouses of RMB73.8 million, (2) payment of RMB31.7 million for agricultural infrastructure, and (3) payment for land improvements of RMB24.6 million, partially offset by the decrease in pledged bank deposits related to construction work of RMB25.0 million.

Business Outlook for the Fiscal Year Ending June 30, 2013

The Company updates its annual guidance for the fiscal year ending June 30, 2013 to reflect the markedly lower than initially expected market prices during the winter season as well as heavy rains in South China in May 2013 that the Company expects would lower its open field revenue in May and June. The Company estimates that its revenue for the fiscal year ending June 30, 2013 will be between RM570 million and RMB600 million, representing a year over year growth rate of approximately 9.8% to 15.5% for the 12 months ending June 30, 2013 from the 12 months ended June 30, 2012. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on May 28, 2013 (8:00 p.m. Hong Kong Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

•	+1 866 978 9970 (U.S. Toll Free)

•	+8008 0361 03 (China Toll Free)

•	+852 3027 5500 (International)

•	Pass Code: 534242#

Please dial-in approximately 10 minutes in advance to facilitate an on-time start.

A replay will be available for two weeks after the call and may be accessed via:

•	+852 3027 5520

•	Passcode: 135415#

Le Gaga Third Quarter FY 2013 Earnings Release

May 28, 2013

A live and archived webcast of the call, as well as a presentation with the Company’s financial results will be available on the Company’s website at www.legaga.com.hk/html/index.php.

About Le Gaga Holdings Limited (Nasdaq:GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Safe Harbor Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements typically are identified by the use of terms such as “may,” “could,” “would,” “will,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “outlook,” “on track,” “potential,” “expect,” “intend” and “future” or similar expressions, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and our beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or they state other ‘‘forward-looking’’ information based on currently available information. Assumptions and other important factors could cause our actual results to differ materially from those anticipated in our forward-looking statements include, but not limited to: our ability to continue to lease farmland or forestland; the legality or validity of our leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for our products; risks attributable to our growth strategies, including increasing our greenhouse coverage, increasing our production scale, strengthening our sales, marketing and distribution efforts, focusing on off-season products, increasingly shifting our product mix to solanaceous products, and expanding our research and development capability; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; regulatory compliance, changes or action, including environmental and trade regulation, our ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; our susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business; the risk factors or uncertainties are listed from time to time in our filings with the Securities and Exchange Commission. Other factors and assumptions not identified above are also relevant to the forward-looking statements, and if they prove incorrect, could also cause actual results to differ materially from those projected. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

Le Gaga Third Quarter FY 2013 Earnings Release

May 28, 2013

Our forward-looking statements speak only as of the date made. We assume no obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Information Related to Certain Non-IFRS measures

This press release contains the following financial measures that differ from the comparable measures under International Financial Reporting Standards (IFRS): adjusted cost of inventories sold, adjusted profit for the period and adjusted EBITDA. Reconciliations between those non-IFRS measures and the comparable IFRS measures are included elsewhere in this press release. While we believe these measures are useful for investors to assess our financial results, these non-IFRS measures should not be considered substitutes for the most directly comparable IFRS measures. Additional information concerning non-IFRS measures are included in our filings with the Securities and Exchange Commission that are available in the “Investors – SEC Filings” section of our website, www.legaga.com.hk.

Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture”, or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of adjusted cost of inventories sold to IFRS cost of inventories sold is set forth in Appendix IV.

Adjusted profit for the period represents profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe that separate analysis of the net impact of the biological assets fair value adjustments, non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. A reconciliation of adjusted profit for the period is set forth in Appendix V.

Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement.

Le Gaga Third Quarter FY 2013 Earnings Release

May 28, 2013

We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders. A reconciliation of the adjusted EBITDA to profit for the period is set forth in Appendix VI.

Contact Information

For further information, please contact:

PRChina
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk

Appendix I

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Income Statements

For the three months and nine months ended March 31, 2012 and 2013

	Three Months Ended March 31,			Nine Months Ended March 31,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except per share data)
Revenue	142,174	235,700	37,950	396,067	425,162	68,455
Cost of inventories sold	(122,870)	(197,726)	(31,836)	(349,104)	(366,466)	(59,005)

Changes in fair value less costs to sell related to Crops harvested during the period	23,841	5,736	924	190,197	199,092	32,056
Growing crops on the farmland at the period end	12,049	25,665	4,132	60,567	60,193	9,691

Total changes in fair value less costs to sell of biological assets	35,890	31,401	5,056	250,764	259,285	41,747
Packing expenses	(10,678)	(20,310)	(3,270)	(24,974)	(34,812)	(5,605)
Land preparation costs	(11,124)	(14,044)	(2,261)	(30,585)	(40,271)	(6,484)
Other income	1,735	425	68	3,195	1,284	207
Research and development expenses	(2,661)	(4,946)	(796)	(7,030)	(9,671)	(1,557)
Selling and distribution expenses	(9,156)	(19,599)	(3,156)	(23,238)	(30,485)	(4,908)
Administrative expenses	(14,982)	(9,518)	(1,532)	(44,158)	(32,367)	(5,211)
Impairment losses on property, plant and equipment and prepayments	(8,407)	—	—	(14,823)	—	—
Other expenses	(410)	(539)	(87)	(2,418)	(543)	(87)

Results from operating activities	(489)	844	136	153,696	171,116	27,552
Finance income	579	1,669	269	8,901	4,985	803
Finance costs	(2,680)	(3,293)	(530)	(7,994)	(9,545)	(1,537)

Net finance (costs)/income	(2,101)	(1,624)	(261)	907	(4,560)	(734)
(Loss)/profit before taxation	(2,590)	(780)	(125)	154,603	166,556	26,818
Income tax expense	(1,280)	(128)	(21)	(4,415)	(385)	(62)

(Loss)/profit for the period	(3,870)	(908)	(146)	150,188	166,171	26,756

Earnings per share (in cents)
Basic	(0.17)	(0.04)	(0.01)	6.57	7.32	1.18

Diluted	(0.17)	(0.04)	(0.01)	6.48	7.32	1.18

Weighted average number of shares outstanding:
Basic	2,276,652,686	2,249,511,328		2,284,998,990	2,269,203,878

Diluted	2,276,652,686	2,249,511,328		2,317,721,856	2,271,136,072

Earnings per ADS (in cents)
Basic	(8.50)	(2.00)	(0.32)	328.50	366.00	58.93

Diluted	(8.50)	(2.00)	(0.32)	324.00	366.00	58.93

Weighted average number of ADSs outstanding:
Basic	45,533,054	44,990,227		45,699,980	45,384,078

Diluted	45,533,054	44,990,227		46,354,437	45,422,721

Appendix II

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2012 and March 31, 2013

	June 30, 2012	March 31, 2013
	RMB	RMB	US$
	(In thousands)
Non-current assets
Property, plant and equipment	700,245	928,899	149,562
Construction in progress	68,627	44,808	7,215
Lease prepayments	1,256	1,201	193
Long-term deposits and prepayments	163,494	180,728	29,099
Biological assets	7,833	9,150	1,473
Deferred tax assets	1,943	1,543	248

Total non-current assets	943,398	1,166,329	187,790

Current assets
Biological assets	30,709	85,383	13,748
Inventories	16,427	14,941	2,406
Trade and other receivables	64,566	124,732	20,083
Pledged bank deposits	—	10,000	1,610
Cash	504,506	357,214	57,515

Total current assets	616,208	592,270	95,362

Total assets	1,559,606	1,758,599	283,152

Equity
Capital	692,833	682,320	109,860
Reserves	742,820	885,403	142,559

Total equity	1,435,653	1,567,723	252,419

Non-current liabilities
Bank loans	61,998	—	—

Current liabilities
Bank loans	24,307	110,589	17,806
Trade and other payables	31,111	73,751	11,875
Current taxation	6,537	6,536	1,052

Total current liabilities	61,955	190,876	30,733

Total liabilities	123,953	190,876	30,733

Total equity and liabilities	1,559,606	1,758,599	283,152

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the three months and nine months ended March 31, 2012 and 2013

	Three Months Ended March 31,			Nine Months Ended March 31,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Operating activities
(Loss)/profit before taxation	(2,590)	(780)	(125)	154,603	166,556	26,818

Adjustments for:
Amortization of lease prepayments	14	14	2	61	42	7
Depreciation	16,837	23,427	3,772	50,556	64,929	10,454
Equity settled share-based transactions	5,722	1,540	248	18,586	6,988	1,125
Changes in fair value less costs to sell of biological assets	(35,890)	(31,401)	(5,056)	(250,764)	(259,285)	(41,747)
Interest income	(583)	(754)	(121)	(1,018)	(1,712)	(276)
Interest expense	2,680	3,293	530	7,994	9,545	1,537
Gain on disposal of a subsidiary	(1,309)	—	—	(1,309)	—	—
Net loss on disposal of property, plant and equipment	212	2	—	2,080	4	1
Impairment losses:
- Property, plant and equipment	8,407	—	—	12,771	—	—
- Prepayments	—	—	—	2,052	—	—
Foreign exchange gain	(24)	(901)	(146)	(6,304)	(2,619)	(423)

	(6,524)	(5,560)	(896)	(10,692)	(15,552)	(2,504)

Changes in current biological assets due to plantations	(38,767)	(52,493)	(8,452)	(121,470)	(154,946)	(24,948)
Changes in inventories, net of effect of harvested crops transferred to inventories	118,716	198,870	32,020	338,129	361,057	58,134
Decrease/(increase) in trade and other receivables	24,075	(56,009)	(9,018)	(15,411)	(60,127)	(9,681)
Decrease in long-term deposits and prepayments	850	2,619	422	4,528	9,029	1,454
Increase in trade and other payables	1,579	3,023	487	11,988	9,950	1,602

Cash generated from operations	99,929	90,450	14,563	207,072	149,411	24,057

Income tax paid	36	—	—	(2,881)	—	—

Net cash generated from operating activities	99,965	90,450	14,563	204,191	149,411	24,057

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the three months and nine months ended March 31, 2012 and 2013

	Three Months Ended March 31,			Nine Months Ended March 31,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Investing activities
Interest received	583	754	121	1,018	1,712	276
Plantations of non-current biological assets	(334)	(397)	(64)	(1,138)	(1,331)	(214)
Payment for the purchase of property, plant and equipment	(656)	(1,171)	(189)	(3,046)	(13,817)	(2,225)
Payment for construction in progress and prepayments for construction works	(70,415)	(130,144)	(20,954)	(229,802)	(258,777)	(41,666)
Net cash inflow of disposal of a subsidiary	3,737	—	—	3,737	—	—
Proceeds from disposal of property, plant and equipment	—	—	—	4,331	—	—
Decrease/(increase) in pledged bank deposits related to construction work	—	25,000	4,025	—	(10,000)	(1,610)

Net cash used in investing activities	(67,085)	(105,958)	(17,061)	(224,900)	(282,213)	(45,439)

Financing activities
Interest paid	(71)	(716)	(115)	(5,143)	(6,783)	(1,092)
Proceeds of bank loans	10,000	—	—	10,000	35,000	5,635
Repayment of bank loan	—	(10,000)	(1,610)	—	(10,000)	(1,610)
Proceeds from exericse of share options	2,485	—	—	3,161	—	—
Payment for repurchase of shares	—	(20,821)	(3,352)	(10,185)	(31,643)	(5,095)

Net cash generated from/(used in) financing activities	12,414	(31,537)	(5,077)	(2,167)	(13,426)	(2,162)

Net increase/(decrease) in cash	45,294	(47,045)	(7,575)	(22,876)	(146,228)	(23,544)

Cash at beginning of the period	475,199	404,626	65,149	551,491	504,506	81,230

Effect of foreign exchange rate changes	(18)	(367)	(59)	(8,140)	(1,064)	(171)

Cash at March 31	520,475	357,214	57,515	520,475	357,214	57,515

Appendix IV

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted cost of inventories sold to cost of inventories sold

For the three months and nine months ended March 31, 2012 and 2013

	Three Months Ended March 31,			Nine Months Ended March 31,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Cost of inventories sold	(122,870)	(197,726)	(31,836)	(349,104)	(366,466)	(59,005)
Less: biological assets fair value adjustment	84,499	121,428	19,551	223,174	221,335	35,637

Adjusted cost of inventories sold	(38,371)	(76,298)	(12,285)	(125,930)	(145,131)	(23,368)

Appendix V

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted profit for the period to profit for the period

For the three months and nine months ended March 31, 2012 and 2013

	Three Months Ended March 31,			Nine Months Ended March 31,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
(Loss)/profit for the period	(3,870)	(908)	(146)	150,188	166,171	26,756

Add:
Non-cash share-based compensation	5,722	1,540	248	18,586	6,988	1,125
Impairment losses from property, plant and equipment and prepayments	8,407	—	—	14,823	—	—
Net impact of biological assets fair value adjustment	48,609	90,027	14,495	(27,590)	(37,950)	(6,110)

Adjusted profit for the period	58,868	90,659	14,597	156,007	135,209	21,771

Appendix VI

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted EBITDA to profit for the period

For the three months and nine months ended March 31, 2012 and 2013

	Three Months Ended March 31,			Nine Months Ended March 31,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
(Loss)/profit for the period	(3,870)	(908)	(146)	150,188	166,171	26,756
Add:
Amortization of lease prepayments	14	14	2	61	42	7
Depreciation	16,837	23,427	3,772	50,556	64,929	10,454
Finance costs	2,680	3,293	530	7,994	9,545	1,537
Income tax expense	1,280	128	21	4,415	385	62
Non-cash share-based compensation	5,722	1,540	248	18,586	6,988	1,125
Impairment losses from property, plant and equipment and prepayments	8,407	—	—	14,823	—	—
Biological assets fair value adjustment included in cost of inventories sold	84,499	121,428	19,551	223,174	221,335	35,637
Less:
Finance income	(579)	(1,669)	(269)	(8,901)	(4,985)	(803)
Changes in fair value less costs to sell of biological assets	(35,890)	(31,401)	(5,056)	(250,764)	(259,285)	(41,747)

Adjusted EBITDA	79,100	115,852	18,653	210,132	205,125	33,028